FOR IMMEDIATE RELEASE        Contact-Barbara Johnson    Guy T. Marcus
March 14, 1997                       News Media         Investor
                                     (713)676-8097      Relations
                                                        (214) 978-2691

                  PURCHASE COMPLETE OF DEVONPORT ROYAL DOCKYARD

     DALLAS, Texas -- Brown & Root, a Halliburton Company (NYSE:HAL) subsidiary, announced that through its United Kingdom (UK) holding company Halliburton Holdings Ltd, it is the majority shareholder in Devonport Royal Dockyard Ltd, which today completed the purchase of the Devonport Royal Dockyard in Plymouth, England.

     The facilities purchase from the UK government for cash consideration totalling 40.3 million British pounds, marks the final stage in the privatization of Devonport, the UK's largest submarine and warship refitting facility. The shareholders of Devonport Royal Dockyard Ltd are Halliburton Holdings Ltd (51%), BICC plc (24.5%) and The Weir Group PLC (24.5%).

     "This is a landmark in Brown & Root's history - we are delighted to be continuing our involvement at Devonport as we move from the management to the ownership of this vital national asset," said Tony Pryor, chairman of Devonport Royal Dockyard Ltd. "We will continue to provide the large majority of our services to the British Royal Navy."

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     Devonport will become the UK's sole  refitting and refuelling  location for nuclear-powered submarines early next century, following the modernization and upgrading of its facilities. It also has a comprehensive range of surface ship support facilities including a modern three-dock, covered, warship refitting complex, supported by an extensive range of engineering workshops.

     Devonport Management Ltd has operated Devonport on behalf of the Ministry of Defense (MoD) since April 1987 under a management contract in which it licensed the assets from the MoD and managed the day-to-day operations of the business and its workforce.

     Brown & Root is the engineering and construction subsidiary of Halliburton Company, one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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